UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting Results

On June 20, 2017, Affimed N.V. (“Affimed” or the “Company”) held its Annual General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda item 4: Discussion of the 2016 Statutory Annual Report and proposal to adopt the financial statements for the financial year 2016, as prepared in accordance with Dutch law.

Affimed shareholders approved the adoption of the financial statements for the financial year 2016.

Agenda item 6: Discharge of the managing directors for their management during the financial year 2016.

Affimed shareholders approved the discharge of the managing directors for their management during the financial year 2016.

Agenda item 7: Discharge of the supervisory directors for their supervision during the financial year 2016.

Affimed shareholders approved the discharge of the supervisory directors for their supervision during the financial year 2016.

Agenda item 8: Appointment of managing directors.

Item 8a. Appointment of: Dr. Wolfgang Fischer as a new managing director.

Affimed shareholders approved the appointment of Dr. Wolfgang Fischer as a managing director.

Item 8b. Reappointment of: Dr. Adi Hoess as a managing director.

Affimed shareholders approved the reappointment of Dr. Adi Hoess as a managing director.

Item 8c. Reappointment of: Dr. Florian H.M. Fischer as a managing director.

Affimed shareholders approved the reappointment of Dr. Florian H.M. Fischer as a managing director.

Agenda item 9: Appointment of supervisory directors.

Item 9a. Reappointment of: Dr. Thomas Hecht as a supervisory director.

Affimed shareholders approved the reappointment of Dr. Thomas Hecht as a supervisory director.

Item 9b. Reappointment of: Mr. Ferdinand L.J. Verdonck as a supervisory director.

Affimed shareholders approved the reappointment of Mr. Ferdinand L.J. Verdonck as a supervisory director.

Item 9c. Reappointment of: Mr. Berndt A.E. Modig as a supervisory director.

Affimed shareholders approved the reappointment of Mr. Berndt A.E. Modig as a supervisory director.

Agenda item 10: Appointment of the auditor for the financial year 2017.

Affimed shareholders approved the appointment of the auditor for the financial year 2017.

Agenda item 11: Amendment of the articles of association.

Affimed shareholders approved the amendment of the articles of association. A copy of Affimed’s amended Articles of Association is attached as Exhibit 3.1 hereto.

Agenda item 12: Authorization to acquire shares.

Affimed shareholders approved the authorization to acquire shares.

INCORPORATION BY REFERENCE

Exhibit 3.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-207235) and Form S-8 (Registration Numbers 333-198812) of Affimed N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, June 21, 2017.

AFFIMED N.V.
By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

3.1	Articles of Association of Affimed N.V.